Exhibit 12
                           STEWART ENTERPRISES, INC.
                               AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)

                                                             Years Ended October 31,
                                            -------------------------------------------------------------
                                               1998          1997        1996          1995        1994
                                            ---------     ---------     --------    --------     --------

Earnings from operation
   before income taxes ..................     $64,964(1)  $ 106,477(2)  $ 82,075    $ 41,500(3)  $ 42,198

Fixed charges:
  Interest expense .......................     43,821        38,031       26,051      22,815        8,877
  Interest portion of lease expense ......      3,084         2,181        1,522       1,343          935
                                            ---------     ---------     --------    --------     --------
Total fixed charges ......................     46,905        40,212       27,573      24,158        9,812

Earnings from continuing operations
  before income taxes and fixed charges ..  $ 111,869(1)  $ 146,689(2)  $ 109,648   $ 65,658(3)  $ 52,010
                                            =========     =========     =========   ========     ========

Ratio of earnings to fixed charges .......       2.39(1)       3.65(2)       3.98       2.72(3)      5.30
                                            =========     =========     =========   ========     ========

__________________________

(1) Includes a non-recurring, non-cash charge of $76,762 recorded in connection with the vesting of the Company's performance-based stock options.
(2) Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).
(3) Includes a non-recurring, non-cash charge of $17,252 recorded in connection with the vesting of the Company's performance-based stock options.
__________________________

  During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.